Exhibit 99.1

N E W S    R E L E A S E

Siyata Mobile Announces Fourth Quarter and Full-Year 2023 Financial Results

●	Full-year 2023 Revenue of $8.2 Million, up 27% year-over-year

●	Company to host conference call at 8:30 a.m. ET on Tuesday April 9, 2024

Vancouver, BC – April 8, 2024 -- Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, announced its financial results for the three and 12 months ended December 31, 2023.

Marc Seelenfreund, CEO of Siyata, said, “2023 was a year of strong growth and expansion for Siyata Mobile. Revenue increased 27% and gross margin increased 92% over 2022 as we expanded the use cases for our SD7 PTT handsets into new verticals, landed wins in new geographies, added new distribution channels, and achieved ‘stocked status’ with two of the largest U.S. cellular carriers with a third expected imminently. Demand for our devices is growing as an increasing number of customers are choosing to transition away from legacy LMR devices to PTT solutions, and we are well-positioned to capitalized on this trend with our SD7 PTT Handset and extensive accessories portfolio, the only direct radio replacement currently offered by leading U.S. wireless carriers.”

Seelenfreund added, “Our pipeline of new business opportunities is healthy and growing with multiple very large scale potential customers in the final stages of their device trials giving us great confidence in achieving dramatic sales momentum in 2024. The core fundamentals are in place to grow our business in North America and internationally and clearly, we are executing. Looking ahead, we are fully committed to ramping our sales aggressively and reaching profitability in the coming quarters.

Key financial highlights for the 12 months ended December 31, 2023:

●	Revenues were $8.2 million compared to $6.5 million for the 12 months ended December 31, 2022.

●	Net loss was $12.9 million as compared to a net loss of $15.2 million in the same period in the prior year.

●	Adjusted EBITDA was negative $7.8 million versus negative $12.6 million in the prior year.

Key financial highlights for the three months ended December 31, 2023:

●	Revenues were $1.9 million compared to $2.1 million for the three months ended December 31, 2022.

●	Net loss was $3.9 million as compared to a net loss of $6.6 million in the same period in the prior year.

●	Adjusted EBITDA was negative $2.3 million versus negative $5.0 million in the same period in the prior year.

Liquidity and Capital Resources

As of December 31, 2023, the Company had a cash balance of $0.9 million and working capital of $1.3 million compared to $1.9 million and $1.6 million, respectively, as of December 31, 2022.

Conference Call Details

The Company will host a conference call at 8:30 a.m. ET on Tuesday, April 9, 2024 to discuss its fourth quarter and full year 2023 financial results. Following management’s formal remarks there will be a question-and-answer session.

Date: Tuesday, April 9, 2024

Time: 8:30 a.m. Eastern Time/5:30 a.m. Pacific Time

North America dial-in number: +1 (888) 506-0062

International toll-free dial-in number: +1 (973) 528-0011

Access Code: 733080

A replay will be available until April 23, 2024. To access the replay, dial +1 (877) 481-4010 or +1 (919) 882-2331. When prompted, enter Passcode 50110.

The call will also be available over the Internet and accessible at: https://www.webcaster4.com/Webcast/Page/2988/50110.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular devices and cellular booster systems. Its portfolio of in-vehicle and rugged devices enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

-- Tables Follow --

Siyata Mobile Inc.

Condensed Consolidated Statements of Financial Position

(Expressed in US dollars)

	December 31, 2023	December 31, 2022
ASSETS
Current
Cash	$898,771	$1,913,742
Trade and other receivables (Note 4)	1,181,257	1,574,628
Prepaid expenses	29,673	173,504
Inventory (Note 5)	3,544,519	4,092,550
Advance to suppliers	1,048,227	155,852
	6,702,447	7,910,276
Long term receivable	147,100	150,185
Right of use assets, net (Note 6)	630,793	887,137
Equipment, net	175,335	207,402
Intangible assets, net (Note 7)	7,856,730	6,987,531
Total assets	$15,512,405	$16,142,531

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank loan (Note 8)	$89,298	$-
Sale of future receipts (Note 9)	1,467,899	-
Accounts payable and accrued liabilities	3,449,103	3,078,650
Deferred revenue	2,025	149,600
Lease obligations (Note 10)	254,668	303,788
Warrant liability (Note 11)	156,433	2,734,804
	5,419,426	6,266,842
Lease obligations (Note 10)	385,639	635,217
Total liabilities	5,805,065	6,902,059
Shareholders’ equity
Share capital (Note 12)	85,714,727	73,312,866
Reserves (Note 12)	14,644,200	13,647,399
Accumulated other comprehensive loss	98,870	98,870
Deficit	(90,750,457)	(77,818,663)
	9,707,340	9,240,472
Total liabilities and shareholders’ equity	$15,512,405	$16,142,531

Siyata Mobile Inc.

Condensed Consolidated Statements of Loss and Comprehensive Loss

(Expressed in US dollars)

For the three and 12 months ended December 31

	12 months ended	12 months ended	3 months ended	3 months ended
	Dec 31, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2022

Revenue	8,233,301	6,481,910	1,877,557	2,111,523
Cost Of Sales	(5,575,372)	(5,092,011)	(1,010,732)	(1,941,451)
Gross Profit	2,657,929	1,389,899	866,825	170,072
	32.3%	21.4%	46.2%	8.1%
Expenses
Amortization and depreciation (Note 6,7)	1,754,957	1,142,165	446,318	330,931
Development expenses (Note 7)	578,356	339,828	405,254	39,891
Selling and marketing (Note 14)	4,784,994	4,723,309	1,320,066	1,289,108
General and administrative (Note 15)	6,080,014	7,435,016	1,667,918	2,750,314
(Gain) loss on valuation of inventory (Note 5)	(161,450)	813,205	(161,450)	509,889
Loss (income) from water damage (Note 5)	(834,713)	544,967	(49,272)	544,967
Bad debts (recovered) (Note 4)	47,526	86,103	20,866	22,818
Share-based payments (Note 12)	930,564	2,888,704	156,959	410,009
Total Operating Expenses	13,180,248	17,973,297	3,806,659	5,897,927

Net Operating Loss	(10,522,319)	(16,583,398)	(2,939,834)	(5,727,855)

OTHER EXPENSES
Finance expense (Note 16)	841,815	181,413	732,782	52,967
Foreign exchange	(49,258)	586,794	139,236	387,259
Change in fair value of convertible promissory note	-	4,794,710	-	1,069,348
Change in fair value of warrant liability (Note 11)	-	-	-
Transaction costs (Note 17)	1,517,389	(8,245,662)	(44,376)	(1,082,474)
Transaction Costs	99,529	1,398,598	99,529	433,351
Total Other Expenses	2,409,475	(1,284,147)	927,171	860,451
Net Loss For The Period	(12,931,794)	(15,299,251)	(3,867,005)	(6,588,306)
Translation Adjustment	-	137,609		(1,019)
Comprehensive Loss For The Period	(12,931,794)	(15,161,642)	(3,867,005)	(6,589,325)
Weighted average shares	228,578	29,964	463,229	56,791
Basic and diluted loss per share	$(56.57)	$(510.59)	$(8.35)	$(116.03)

Reconciliation to Adjusted EBITDA

(Expressed in US dollars)

For the three and 12 months ended December 31, 2023 and 2022

Adjusted EBITDA for the twelve months ended December 31, 2023 and 2022

	Jan-Dec	Jan-Dec
	2023	2022
Net operating loss	(10,522,319)	(16,583,398)
Addback share based compensation	930,564	2,888,704
Addback amortization	1,754,957	1,142,165
Adjusted EBITDA	(7,836,798)	(12,552,529)

Adjusted EBITDA for the three months ended December 31, 2023 and 2022

	3 months ended	3 months ended
	Dec 2023	Dec 2022
Net operating loss	(2,939,834)	(5,727,855)
Addback share based compensation	156,959	410,009
Addback amortization	446,318	330,931
Adjusted EBITDA	(2,336,557)	(4,986,915)

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